FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January, 2006

Commission File Number: 001-12440

ENERSIS S.A.

(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

INDEX OF EXHIBITS

Exhibit 01 - Essential Fact Statement dated Jan.24, 2005.

Santiago, January 24, 2006
Ger. Gen. N° 44/2006

Mister
Hernán López B.
Superintendent of Securities
Alameda Bernardo O’Higgins 1449
Santiago

Ref: Reply to Official Memorandum Nº 00923 dated January 23, 2006

Dear Sir,

With regard to your Official Communiqué at reference, on information published in the press last January 20, 2006, I am pleased to inform you of the following:

1. In our Notice of an Essential Fact dated May 24, 2005 ENERSIS S.A. informed the Superintendency under your administration and the Stock Exchanges of the creation of a holding company domiciled in Brazil, with the name of Endesa Brasil S.A., through which a reorganization was carried out of the generating, transmission and distribution assets that the Enersis Group and Endesa Internacional (subsidiary of Endesa Spain) held in Brazil. The purpose of this reorganization was to simplify the ownership structure of the assets of the Group in Brazil, create a greater stability for the local cash flows, improve the access to third party financing, improve the Group’s positioning in order to attain new business opportunities and obtain operating synergies.

2. With the purpose of taking advantage of new business opportunities , our subsidiary Endesa Brasil S.A. has evaluated, and continues to evaluate on a permanent basis, different investment alternatives, both in the area of generation and distribution of electricity.

3. Electricité de France has publicly announced its intention to sell its shares in the distribution company, Light, whose concession includes part of the city of Rio de Janeiro, Brazil.

4. As a result of the above, Endesa Brasil S.A. is evaluating Light, together with other possible investment opportunities in Brazil. However, ENERSIS S.A. or its subsidiary, Endesa Brasil S.A. have held any conversations or negotiations with the object of acquiring all or part of the shares held by Electricité de France in Light.

Yours sincerely,

Mario Valcarce D.
General Manager

c.c.:	Santiago Stock Exchange
Electronic Stock Exchange of Chile
Brokers Exchange of Valparaíso
Risk Rating Commission
Banco Santander Santiago – Representative of Bond Holders
Central Securities Deposit

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENERSIS S.A.

Date: January 27, 2006	By:	/s/ Mario Valcarce

Name: Mario Valcarce
Title: Chief Executive Officer